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hours per response.....0.25                  UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C. 20549

                             SEC FILE NUMBER
000-17642                        FORM 12B-25
                         NOTIFICATION OF LATE FILING

                              CUSIP NUMBER
                             22528E   30   4
(Check One):   [X]Form  10-K  []Form  20-F   []Form  10-Q   []Form N-SAR

                        For Period Ended: May 31, 1998
                      { }Transition Report on Form 10-K
                      { }Transition Report on Form 20-F
                      { }Transition Report on Form 11-K
                      ( )Transition Report on Form 10-Q
                      ( )Transition Report on Form N-SAR
               For the Transition Period Ended


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.





If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:





                     PART I - REGISTRANT INFORMATION

                            Creative Gaming, Inc.

                         Full Name of Registrant


                       Creative Learning Products, Inc.

                        Former Name if Applicable


                            75 Lincoln Highway 27

        Address of Principal Executive Office (Street and Number)


                               Iselin, NJ 08830

                        City, State and Zip Code


                    PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
 12b-25(b), the following should be completed. (Check box if applicable)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                          PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition reports or portion thereof, could not be filed within the prescribed time period.

     The accounting personnel of registrant were involved with preparing the Form 10KSB and have taken longer than management anticipated. However, at this time registrant is relatively confident that it can file the Form 10KSB within the 15 day period provided by Rule 12b-25.

                       PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                 Sol Freedman   212                 422-1400

       (Name)              (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify
report(s).[X]Yes        []No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?[]Yes   [X]No

          If so, attach an explanation of the anticipated change, both and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.








                           Creative Gaming, Inc.

               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





                                                       Date: August 27, 1998
                              By /S Peter Jegou
                                                          Peter Jegou, President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).








                          GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange
     Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
     Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a repot solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (232-13(b) of this chapter).